Old Glory Holding Company

3401 NW 63rd Street, Suite 600

Oklahoma City, OK 73116

November 25, 2024

Mr. Robert Arzonetti

US Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Re:	Old Glory Holding Company
Offering Statement on Form 1-A
File No. 024-12512

Dear Robert:

Thank you for your letter dated November 22, 2024, relating to our issuance of Class B Common Stock in Old Glory Holding Company, a Delaware Corporation (the “Company”), pursuant to our Amended form 1-A, dated November 5, 2024. As always, we appreciate the thorough work by you and your colleagues.

Accompanying this letter, is a red-line of our Form 1-A, dated November 25, 2024, that is compared to our November 5, 2024 Amendment.

In response to your questions and comments, here are our responses, which follow the same number sequence in your letter.

Form 1-A

1.	We will not present or disseminate any “test the waters” materials. It is only our intent to start “selling” our Class B Stock, and not “test” the sale of our stock. To this point, our broker, Rialto Markets, has already received a No Objection Letter from FINRA. Thus, we are ready to go once the SEC qualifies our Offering!

2.	We made requested changes on pages 4, 5, 37, and 86.

3.	We made changes to page 4 to support our belief that some large banks voluntarily provide private transaction data to Federal agencies. We also added language that highlights Old Glory Bank’s promise that it will not provide customer data unless lawfully required. We also have more clearly defined Old Glory Bank’s distinguishing privacy commitment to exclude any assumption about traditional data security (which the Bank considers to be comparable to industry standards but not novel).

4.	We made this requested change to page 11.

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5.	Yes, the language at Section 5.3 of our Subscription Agreement includes a Waiver of Jury Trial for all claims and all actions for every proceeding, and we do not believe that this language excludes claims under the Securities Act, the Exchange Act, and/or any other law or regulations. Here is the language from our Subscription Agreement that reflects it includes all proceedings:

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY’S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

As a further note, the last sentence in our language, “BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY’S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER,” does not alter or change this waiver for a Jury Trial, if that was the basis for this question.

6.	On pages 38-44, we added an enhanced description of Old Glory Bank’s business lines and their relative contribution to revenue, plus additional commentary.

7.	On page 40, we clarified our statements about GoFundMe and added links to three news articles.

8.	Old Glory Protect was introduced to the marketplace in August, 2024, so there were no premiums to report in the financial periods presented. On Page 41, we have confirmed that our projections do include this expense, which will be included in our reported financials going forward.

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9.	There are no expected (or unexpected) material effects on our results of operations as a result of our compliance actions relating to the Consent Order. The restrictions on dividends and payment of bonuses have no impact on our results of operations. For example, Old Glory Bank has never paid dividends or bonuses and have no current plans to do so in this phase of growth. Our great employees act like “owners” and have a long-term view of success. Further, the requirement for Old Glory Bank to complete its IT audit and all other mentioned policies and procedures, etc., has no material effect on our results of operations, as they represent actions that are appropriate for the normal course of business and that already were anticipated in our planning.

10.	We made updates to pages 86-89, to include identifying key revenue and expense assumptions, as well as expected market share. Our online banking model enables continued, rapid growth, and we are confident that we represent a differentiated offering, as our customer growth has not required paying high interest rates or a “bonus” to entice customer adoption. In summary, the primary drivers of our continued growth (and then profitability), are to keep doing what has already worked for the prior 19 months to acquire customers, raise the capital that we seek to raise, and actively grow certain products (e.g., business lending, Old Glory Pay and Old Glory Alliance). Old Glory Bank is not a new idea or concept. We have now been executing on this model for 19 months. Management has no reason to expect that actual future expenses will be materially different than the assumptions set forth in our Projections because of the knowledge we have relating to our actual operational costs to date. Old Glory Bank has provided, and intends to continue to provide, great product and customer service while simultaneously respecting our customers’ values and love for America.

11.	On page 89, we clarified our commentary about Old Glory Bank’s current projections and the references to the Bank’s business plan presented to the FDIC on July 19, 2024.

12.	We made these requested changes on pages 104 and 43.

13.	We clarified on Page 105 that Old Glory Bank timely submitted its Business Plan and Capital Plan on July 19, 2024 to the Regional Director and Commissioner for comment and approval. We further clarified that no comment has been received relating to such July 19th Plans. We do not expect to actually receive a “form” of approval. Nothing in our Projections for this Offering Circular represents a departure from what was submitted in our Business Plan through 2026.

14.	We made changes to pages 13, 15, 20, 62, 104, 105, in which we clarified that a successful Offering requires us to raise $35 million ($34.6mm after costs and expenses) within 120 days. This will ensure that we are in compliance with a 14% Tier 1 Leverage Ratio (assuming we continue to grow deposits as projected). We clarified our comments on page 105 regarding our compliance with rules and regulations. On page 105 we also added language that a Capital Improvement Plan must include a plan to sell or merge the bank.

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15.	Regarding our previously issued warrants, the Company issued to various parties warrants to purchase Class B shares at specified purchase prices. Below is an outline of the accounting treatment utilized for the warrants in preparation of the Company’s financial reporting for the 2022 and 2023 fiscal years and the June 2024 interim period. This information has been incorporated into pages 28, 75, and 81.

There are three scenarios under which warrants were granted by the Company:

(i)	356,000 warrants issued to the sellers of First State Bank in Elmore City at the time of the Bank’s purchase in November 2022 (“Seller Warrants”)

(ii)	710,000 warrants issued in 2022 and 2023 to various vendors, consultants and advisors in partial consideration for services to be rendered to the Company and Bank (“Provider Warrants”)

(iii)	Issuance to investors in conjunction with the Company’s post June 30, 2024, capital raise (“Investor Warrants”)

The Seller Warrants were accounted for under ASC 805-30-30-7 and were estimated to have zero fair value at the time of issuance and therefore had no impact on the consideration transferred as part of this business combination.

The Provider Warrants were accounted for under ASC 718, as amended by ASU 2018-07. Ordinarily, such warrants would be recorded by expensing the fair value of the warrant over the requisite service period. However, due to the difficulty in arriving at a value of the B common stock at the time of the warrant grants in 2022 and 2023, Management took the position of utilizing the intrinsic value method available under ASC 718-10-15-3, similar to its treatment of the Class B common stock options granted in 2022 and 2023. Accordingly, since there was no determinable value at the time of their issuance and no intrinsic value established since, no expense relating to Provider Warrants was recognized in the 2022 or 2023 financial statements.

The Investor Warrants were issued in September and October of 2024 (i.e., in periods subsequent to the Company’s June 30, 2024, six-month interim period). The Investor Warrants will be accounted for under ASC 815-40, as they were issued in conjunction with a financing event. It is not expected that the warrants will be accounted for as a liability under ASC 480-10 (as none of the requisite criteria applies). Rather, the fair value of the warrants will be recorded in equity via a transfer out of common stock, as the terms of the warrants meet the relevant criteria in ASC 815-40.

[Continued on the next page.]

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Again, we thank you and your colleagues for the review of our materials, which we believe we have now addressed.

Please let me know if you have any questions.

Sincerely,

Old Glory Holding Company

By:	/s/ Michael P. Ring
Michael P. Ring
President and CEO

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